UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2018

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65(Euljiro2-ga), Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Decision on Stock Option Grant

On February 20, 2018, the Board of Directors of SK Telecom Co., Ltd. (the “Company”) resolved to grant stock options to the individuals listed below as part of their compensation in order to align the interests of the Company’s management and shareholders in increasing the value of the company. This resolution will be submitted for shareholder approval at the annual general meeting of shareholders to be held on March 21, 2018.

1.    Recipients : Suh, Sung Won, Lee, Sang Ho and Ryu, Young Sang

Recipients	Title	Number of Shares

Suh, Sung Won	Head of MNO Business	2,755

Lee, Sang Ho	Head of Service Platform Business	1,594

Ryu, Young Sang	Head of Corporate Center	1,358

2.    Share Type : Common Share (treasury shares)

3.    Grant Date : February 20, 2018

4.    Total Number of Shares : 5,707 shares

5.    Exercise Period : February 21, 2020 ~ February 20, 2023

6.    Exercise Price : Won 254,120. This price is calculated as the arithmetic mean of the volume weighted average closing prices from the following periods prior to the grant date: two months, one month and one week.

7.    Other Noteworthy Matters

a. The recipient’s right to exercise all or part of the stock options, as the case may be, shall automatically terminate if the recipient is not continuously employed by the Company for a period of two years from the date of the stock option grant or if the recipient is not employed by the Company at the commencement of the exercise period.

b. Other terms of this stock option grant shall be governed by applicable laws and regulations, the Company’s articles of incorporation and the stock option grant agreement.

c. The total number of common shares granted as stock options to date (including this stock option grant) is 72,211 shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Kim, Jinwon
(Signature)
Name:	Kim, Jinwon
Title:	Senior Vice President

Date: February 21, 2018

3